Exhibit 99.(a)(3)

AMENDMENT TO THE

AMENDED AND RESTATED

AGREEMENT AND DECLARATION OF TRUST

OF

AVENUE INCOME CREDIT STRATEGIES FUND

This Amendment to the AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST,  as amended and restated on December 9, 2010, of the Avenue Income Credit Strategies Fund (the “Fund”) by the Trustees hereunder.

WITNESSETH THAT:

WHEREAS, the Trustees desire to amend Section 1.01 of the amended and Restated Declaration of Trust, dated December 9, 2010, in its entirety in order to reflect a change in the name of the Fund as follows:

Current name	New Fund Name
Avenue Income Credit Strategies Fund	Aberdeen Income Credit Strategies Fund

NOW THEREFORE BE IT, that Section 1.01 of the Amended and Restated Declaration of Trust shall be restated in its entirety as follows:

Section 1.01. Name. The name of the Trust shall be “Aberdeen Income Credit Strategies Fund” and the Trustees shall conduct the business of the Trust under the name or any other name or names as they may from time to time determine. Any name change shall become effective upon the execution by a Majority of the Trustees of an instrument setting forth the new name and the filing of a certificate of amendment pursuant to Section 3810(b) of the Delaware Statutory Trust Statute.  Any such instrument shall not require the approval of the Shareholders, but shall have the status of an amendment to this Declaration.

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IN WITNESS WHEREOF, the undersigned, being the Initial Trustees, have set their hand and seal, for themselves and their assigns, unto this Declaration of Trust of Avenue Income Credit Strategies Fund, all as of the day and year first above written.

Class 1 Trustees

/s/ Darren Thompson

Class II Trustees

/s/ Julie Dien Ledoux

Julie Dien Ledoux

Class III Trustees

/s/ Joel Citron

Joel Citron

/s/ Randolph Takian

Randolph Takian